Exhibit (a)(5)(xli)

Nuno Rocha dos Santos de Almeida e Vasconcellos

Nuno Vasconcellos, president of Ongoing Strategy Investments SGPS, SA., was born in 1964, in Lisbon, where he lived until the age of 11. After spending his high school years in Belgium, he left to the United States, where he earned his degree in business management from Curry College, in Boston.

Married and with two daughters, Nuno Vasconcellos devotes his full time running his personal businesses, in Portugal and abroad, through Ongoing Strategy Investments, SGPS, SA., one of the holdings in control of the Rocha dos Santos family’s investments. Nuno Vasconcellos is currently a stakeholder in several companies, present in different markets, including Real Estate, Telecommunications, Financial Services and Professional Services. Most relevant are the 2% of ESFG – Espírito Santo Financial Group, BES major shareholder, and the 3,013% of Portugal Telecom SGPS.

Nuno Vasconcellos is also member of the Board of several companies, member of the Remuneration Committee of a bank and Director of the Automóvel Clube de Portugal, the biggest Portuguese association.

Recently and during the last years, Nuno Vasconcellos has gradually achieved a relevant role within the Telecommunications market, by leading several projects, with special emphasis on Talent Management and Top Recruitment, as well as on Strategic Definition and Analysis of different Business activities.

Prior to this, in 1995, together with Rafael Mora, Nuno Vasconcellos launched the Portuguese branch of the multinational Heidrick & Struggles, dedicated to Talent Management, working with some of the most important companies in Portugal. As Heidrick & Struggles’ Senior Partner and Managing Partner of the Lisbon office, he was also responsible for the Consultancy areas of the Spanish and Italian offices, until 2006, when he suspended his term.

Nuno Vasconcellos started his professional career in 1987, at Andersen Consulting (now Accenture), as Senior Manager in Strategy and Change Management, where he developed relevant projects within Retail Banking, all over Southern Europe. During the period of eight years with this company, Nuno Vasconcellos simultaneously engaged himself in non-executive responsibilities, in family owned companies. He was manager and shareholder of Sociedade do Rosário SGPS – founded by his grandfather João Rocha dos Santos - which controlled Sociedade Nacional dos Sabões, the biggest private group at the time.